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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer: ChemFirst Inc.

Title of Class of Securities:  Common Stock, par value $1.00

CUSIP Number:  16361A106

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

            Mr. Donald A. Parker, c/o Buchanan Parker
                Asset Management, 237 Park Avenue
             New York, New York 10017 (212) 697-3621


     (Date of Event which Requires Filing of this Statement)

                          July 27, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 16361A106

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Donald A. Parker

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         1,007,699

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         1,007,699

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,007,699

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




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13. Percent of Class Represented by Amount in Row (11)

         5.07%

14. Type of Reporting Person

         IN














































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CUSIP No. 16361A106

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Meryl L. Buchanan

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         1,007,699

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         1,007,699

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,007,699

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




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13. Percent of Class Represented by Amount in Row (11)

         5.07%

14. Type of Reporting Person

         IN














































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Item 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock, par value $1.00 (the "Common Stock"), of ChemFirst Inc. (the "Company"). The Company's principal executive office is located at 700 North Street, Jackson, MS 39202-3095.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Donald A. Parker and Meryl L. Buchanan (the "Reporting Persons"). The principal business of each of the Reporting Persons is investment management. The Reporting Persons are the general partners of Buchanan Parker Asset Management, a registered investment adviser and a general partner of an investment partnership (the "Partnership"), and Parker Buchanan Asset Management, an investment manager, (together with Buchanan Parker Asset Management, the "Investment Managers"). The Reporting Persons are also general partners of the Partnership. The principal office of each Reporting Person is at 237 Park Avenue, Suite 801, New York, New York 10017.

         Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         The Reporting Persons are citizens of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date hereof, the Reporting Persons are deemed to beneficially own 1,007,699 shares of Common Stock. All such Common Stock is held by the Partnership or managed accounts over which the Investment Managers or the Reporting Persons have investment discretion (the "Managed Accounts"). The funds for the purchase of the Common Stock held in the Partnership came from capital contributions to the Partnership by its general and limited partners and/or borrowed funds. The funds for the purchase of Common Stock held in the Managed



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         Accounts came from each such account's own funds and/or
         borrowed funds.

Item 4.  PURPOSE OF TRANSACTIONS.

         The Common Stock was acquired for and is being held for, investment purposes. The acquisitions of the Common Stock described herein were made in the ordinary course of the Reporting Persons' businesses. The Reporting Persons may purchase additional shares of Common Stock or dispose of the Common Stock in the open market or in privately negotiated transactions or in any other lawful manner in the future.

         The Reporting Persons do not have any plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D. However, the Reporting Persons have and/or may discuss company business with management, make proposals to management and/or take other actions to influence the management of the Company should they deem such actions appropriate. In addition, the Reporting Persons have had, and/or may have in the future, conversations with management, directors, other shareholders, and others regarding management of the Company, the value of the Company's business, and other issues that might affect the value of the investment.


Item 5.  INTEREST IN SECURITIES OF ISSUER.

         Based on the Company's most recent Form 10-Q, as of April 30, 1998 there were 19,878,589 shares of Common Stock outstanding. As noted above, the Reporting Persons are deemed to beneficially own 1,007,699 shares of Common Stock by virtue of the investment discretion they exercise with respect to the Partnership and the Managed Accounts. Thus, each of the Reporting Persons is deemed to beneficially own 5.07% of the outstanding shares of Common Stock. The Reporting Persons share the power to vote or direct the vote of all of the shares of Common Stock they are deemed to beneficially own. The Reporting Persons share the power to dispose or direct the disposition of all of the shares of Common Stock they are deemed to beneficially own.








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Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock that were effected by the Reporting Persons during the 60 days prior to July
         27, 1998 through the date of this filing.


         Signature

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


August 7, 1998

                                  /s/ Donald A. Parker
                                  _________________________
                                       Donald A. Parker

                                  /s/ Meryl L. Buchanan
                                  __________________________
                                       Meryl L. Buchanan





















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                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

August 7, 1998 relating to the Common Stock of ChemFirst

Inc. shall be filed on behalf of the undersigned.



                                  /s/ Donald A. Parker
                             _________________________________
                                      Donald A. Parker


                                  /s/ Meryl L. Buchanan
                             _________________________________
                                      Meryl L. Buchanan
































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                         EXHIBIT A

                 SCHEDULE OF TRANSACTIONS

                                        Price per Share
                   Shares of            of Common Stock
                   Common Stock         (Not Including
 Date              Purchased            Commission)

7/2/98             8,700                   $24.75

7/6/98             17,500                   24.5536

7/23/98            2,000                    20.375

7/27/98            24,800                   20.25

7/31/98            5,000                    20.00



































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00216002.AG8